FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of October 1, 2002

SIGNET GROUP plc
(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Signet Group plc (“Signet”)

(LSE: SIG and Nasdaq NMS: SIGY)

Embargoed until 12.30 pm (BST)	30 September 2002

UK Jewellery Division Senior Management Change

Ian Dahl, a Director of Signet and Chief Executive of its UK Jewellery Division has today resigned with 12 months notice. His resignation has been accepted and made effective immediately. A successor will be appointed in due course after consideration of both internal and external candidates. In the interim period the UK Jewellery Executive Committee will be chaired by Terry Burman, the Group Chief Executive. Rob Anderson, Chief Operating Officer of the division will report directly to Terry Burman. The Board thanks Ian Dahl for his contribution to the Group during the last three years.

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959

Signet, the world’s largest speciality jewellery retailer operates 1,643 stores at 3 August 2002. These include 1,037 stores in the US, where the Group trades as “Kay Jewelers”, “Jared – The Galleria Of Jewelry” and under a number of regional names and 606 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

     Date: October 1, 2002